October 2, 2007
VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mark Kronforst, Accounting Branch Chief
Division of Corporation Finance

Re:	OpenTV Corp. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 15, 2007 File No. 000-15473
Dear Mr. Kronforst:
          OpenTV Corp. (the “Company”) is writing this letter in response to the Commission’s letter dated September 19, 2007. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Commission’s letter.
Form 10-K for the Year Ended December 31, 2006
Item 9A. Controls and Procedures
a. Disclosure Controls and Procedures, page 47
SEC Comment:
1.	You disclose that your disclosure controls and procedures were “sufficiently effective” as of December 31, 2006. Please tell us how you have considered the requirements of Item 307 of Regulation S-K when making such statement. In this regard, we note that this disclosure should clearly state that your disclosure controls and procedures were either effective or were ineffective as of the date of the report. Any qualifications to this conclusion do not conform to the requirements of Item 307 of Regulation S-K. Refer to Question 5 of the FAQ on Release No. 34-47986 “Management’s Report on Internal Control over Financial Reporting and Disclosure in Exchange Act Periodic Reports.” We also note that your disclosure controls and procedures were sufficiently effective but only to the extent of ensuring “that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and instructions on Form 10-K.” Please confirm whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective and confirm you will correct your disclosure in future filings.

Securities and Exchange Commission
October 2, 2007

Response:
The Company has reviewed the requirements of Item 307 of Regulation S-K and considered Question 5 of the FAQ on Release No. 34-47986 “Management’s Report on Internal Control over Financial Reporting and Disclosure in Exchange Act Periodic Reports.” The Company confirms that its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) were effective as of December 31, 2006. The Company further confirms that it will correct its disclosure in future filings in a manner that is in compliance with the requirements of Item 307 of Regulations S-K.
Consolidated Financial Statements
Consolidated Statements of Operations, page F-5
SEC Comment:
2.	Please tell us whether your revenue line items include any arrangements that include both product and service elements that are bundled together under generally accepted accounting principles (i.e., arrangements accounted for using contract accounting or arrangements for which VSOE does not exist for undelivered elements). If so, tell us whether such revenue is included in a single line item or tell us if you allocate the revenue from these arrangements between the line items based on a certain methodology. In addition, explain how your classification of this revenue complies with Rule 5-03 of Regulation S-X.
Response:
The Company confirms that its revenue line items include commercial arrangements involving both product licenses and service elements that are bundled together under generally accepted accounting principles. The Company advises the Staff that revenue elements derived from such bundled offerings during the fiscal year ended December 31, 2006 did not constitute more than 10% of the sum of the revenue line items. Therefore, in accordance with Rule 5-03(b)(1) of Regulation S-X, the Company did not state the revenues from such bundled offerings in a separate single line item.
Revenues from such bundled offerings have been allocated to each of the “Royalties and licenses” and “Services and other” revenue line items based on the relative fair values of the product and service elements in each of the contracts. The Company’s determination of relative fair value of each of these elements is based on the relative amounts of the fees for the product licenses and service elements, as set forth in each of the applicable contracts. The Company advises the Staff that such relative amounts are in a range consistent with the Company’s other commercial arrangements for which VSOE does exist and that the Company’s practice in allocating revenues from bundled offerings has been consistently applied.

Securities and Exchange Commission
October 2, 2007

In order to address the Staff’s comment, the Company will include additional disclosure in its Annual Report on Form 10-K for the fiscal year ending December 31, 2007 that more clearly describes the sources of revenues and cost of revenues included in each line item and the methodology used by the Company to allocate revenues and cost of revenues from bundled offerings among line items.
Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, Page F-10
SEC Comment:
3.	We note from disclosure on page 11 that you provide volume discounts to certain customers based on the number of copies of your software that they deploy. Please tell us how you account for these discounts and refer to the relevant guidance that you relied on in determining your accounting. Also, tell us how your current disclosures address how you account for volume discounts.
Response:
The Company considered TPA 5100.50 and advises the Staff that some of its middleware licensing agreements include a provision offering customers discounted pricing on optional future deployments of the licensed middleware products, based on the volume of the customer’s previous deployments of the particular licensed products. No credits, refunds, rebates or other pricing adjustments are made to royalty fees payable on previously deployed copies, regardless of whether the customer exercises their option to deploy additional copies of the licensed middleware products.
On page F-10 under the heading “Revenue Recognition,” the Company discloses that “in accordance with Statement of Position (SOP) 97-2 (SOP 97-2), we generally recognize royalties upon notification of shipment or activation of our software in set-top boxes and other products by licensees if a signed contract exists, delivery has occurred, the fee is fixed or determinable and collection of the resulting receivable is probable.” The Company further discloses on page F-11 that “for contracts with multiple obligations (e.g. maintenance and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, we recognize revenue for the delivered elements based upon the residual method as prescribed by SOP No. 98-9, ‘Modification of SOP No. 97-2 with Respect to Certain Transactions.’” Consistent with these disclosures, the Company recognizes royalties for its middleware products only upon receipt of notification from its customers that they have deployed, shipped or activated such products. The amount of the royalty fee recognized by the Company for each deployed middleware product is

Securities and Exchange Commission
October 2, 2007

stated in the applicable contractual arrangement but may vary based on the cumulative number of middleware products previously deployed by such customer.
In order to address the Staff’s comment, the Company will include additional disclosure in its Annual Report on Form 10-K for the fiscal year ending December 31, 2007 to more clearly explain that the Company’s volume pricing provisions are only applicable prospectively for the currently licensed middleware product and do not affect previously recognized revenue.
Note 20. Quarterly Consolidated Financial Data (Unaudited), page F-40
SEC Comment:
4.	Please explain to us how your presentation complies with Item 302(a) of Regulation S-K which requires disclosure of gross profit.
Response:
The Company has reviewed the requirements of Item 302(a) of Regulation S-K. The Company confirms that, in future filings, it will include disclosure of gross profit in a manner that is in compliance with the requirements of Item 302(a) of Regulations S-K.

Securities and Exchange Commission
October 2, 2007

          The Company confirms that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should the Staff have any additional comments or questions, please direct such questions to Trevor Harries-Jones, the Company’s Senior Vice President, Finance, at (415) 962-5244 or the undersigned at (415) 962-5030.

Very truly yours,

OpenTV Corp.

/s/ Mark Beariault
Mark Beariault
General Counsel

cc:	OpenTV Corp. Ben Bennett Shum Mukherjee Trevor Harries-Jones Baker Botts LLP Lee Charles, Esq.